As filed with the Securities and Exchange Commission on May 28, 2003
                                                             File No. 333-

================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              ---------------------
                                    FORM S-3
                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933
                             ----------------------

                               APHTON CORPORATION
             (Exact name of registrant as specified in its charter)

Delaware                                                       95-3640931
(State or other            80 S.W. Eighth Street,           (I.R.S. Employer
jurisdiction of                 Suite 2160                Identification Number)
incorporation or            Miami, Florida 33130
organization)                 (305) 374-7338

                  (Address, including zip code, and telephone
             number, including area code, of registrant's principal
                               executive offices)
                           ---------------------------

                                 Philip C. Gevas
                 Chairman, President and Chief Executive Officer
                               Aphton Corporation
                        80 S.W. Eighth Street, Suite 2160
                              Miami, Florida 33130
                                 (305) 374-7338
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                   Copies to:
                             Jonathan E. Kahn, Esq.
                                White & Case LLP
                           1155 Avenue of the Americas
                             New York, NY 10036-2787

                           ---------------------------

         Approximate date of commencement of proposed sale to the public: From time to time after this registration statement becomes effective.

         If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. |_|

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. |X|

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|

                         CALCULATION OF REGISTRATION FEE

=============================================================================================================================
                                           AMOUNT TO          PROPOSED MAXIMUM        PROPOSED MAXIMUM            AMOUNT OF
         TITLE OF SECURITIES             BE REGISTERED        AGGREGATE PRICE         AGGREGATE OFFERING        REGISTRATION
          TO BE REGISTERED                    (1)               PER SHARE (2)            PRICE (2)                  FEE
-----------------------------------------------------------------------------------------------------------------------------
Common Stock, $.001 par value             13,769,048               $5.09                $70,084,454               $5,669.83
=============================================================================================================================

(1) Consists of (a) 13,650,000 shares that the registrant is required to register under the terms of a registration rights agreement among the registrant and the selling stockholders in connection with the execution of certain senior convertible notes and warrants on March 31, 2003 (this amount represents approximately 150% of the shares of common stock currently issuable upon the conversion of these notes and payment of interest thereon and the exercise of these warrants; pursuant to Rule 416 of the Securities Act, the registrant is registering additional shares of its common stock as may be offered, issued or sold to prevent dilution resulting from stock splits, stock dividends or similar transactions); and
     (b) 119,048 shares held by Heartland Group, Inc., one of the selling stockholders, to which such shares were issued by the registrant pursuant to certain anti-dilution provisions set forth in a stock purchase agreement entered into in connection with a private placement transaction on August 24, 2001.
(2) Estimated solely for the purpose of computing the amount of the registration fee in accordance with Rule 457 of the Securities Act, based on the average high and low prices reported on the Nasdaq National Market on May 20, 2003.
                             ----------------------

     We hereby amend this registration statement on such date or dates as may be necessary to delay its effective date until we file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
================================================================================

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THESE SECURITIES MAY NOT BE SOLD UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


                    SUBJECT TO COMPLETION, DATED MAY 28, 2003

                                   PROSPECTUS

                               APHTON CORPORATION

          13,769,048 Shares of Common Stock, Par Value $.001 per Share
               --------------------------------------------------

     The selling stockholders named on page 18 of this prospectus may offer for sale up to 13,769,048 shares of our common stock, of which up to 13,650,000 shares may be issued as a result of the conversion of certain senior convertible notes, as interest shares on these notes and upon exercise of certain warrants held by the selling stockholders. We will not receive any of the proceeds from the sale of the shares of our common stock by the selling stockholders under this prospectus, although we may receive proceeds from the exercise of the warrants held by the selling stockholders.

     We have been advised by the selling stockholders that they may or may not sell all or a portion of the shares of our common stock from time to time on Nasdaq. They may also make private sales of the shares of our common stock to purchasers directly. Alternatively, they may from time to time offer the shares of our common stock through underwriters, brokers, dealers or agents, who may receive compensation in the form of underwriting discounts, commissions or concessions.

     Our common stock is listed on the Nasdaq National Market under the symbol "APHT." On May 27, 2003, the last reported sale price of our common stock reported on Nasdaq was $5.51.

     Investing in our common stock involves risks. See "Risk Factors" beginning on page 4 of this prospectus for a discussion of certain factors you should consider before you buy our common stock.
                             ---------------------

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                              ---------------------

                   The date of this prospectus is May 28, 2003

                                TABLE OF CONTENTS




         ABOUT THIS PROSPECTUS.............................................1

         THE COMPANY.......................................................1

         RECENT DEVELOPMENTS...............................................4

         RISK FACTORS......................................................4

         FORWARD-LOOKING STATEMENTS.......................................17

         USE OF PROCEEDS..................................................18

         THE SELLING STOCKHOLDERS.........................................18

         PLAN OF DISTRIBUTION.............................................24

         LEGAL MATTERS....................................................26

         EXPERTS..........................................................27

         WHERE YOU CAN FIND MORE INFORMATION..............................27

         INCORPORATION OF DOCUMENTS BY REFERENCE..........................27

                        ------------------------------------

                              ABOUT THIS PROSPECTUS


     This prospectus is part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission using a "shelf" registration process. Under this process, the selling stockholders may, from time to time, sell up to 13,769,048 shares of our common stock in one or more offerings. This prospectus does not contain all of the information included in the registration statement and the exhibits thereto. Statements included in this prospectus as to the contents of any contract or other document that is filed as an exhibit to the registration statement are not necessarily complete and you should refer to that agreement or document for a complete description of these matters. You should read both this prospectus and any prospectus supplement, together with the additional information described in this prospectus under the heading "Where You Can Find More Information."


                                   THE COMPANY


     Aphton Corporation ("we," "Aphton" or the "Company") is a biopharmaceutical company. We are engaged in research and development and conduct clinical trials for our products, both independently and with our corporate strategic partners. We apply our innovative active immunization (vaccine) technology-platform to develop products for neutralizing, and removing from circulation, hormones and other molecules that participate in gastrointestinal system and reproductive system cancer and non-cancer diseases. We also are developing a product to neutralize hormones to prevent pregnancy.

     Since 1997 we have had a strategic alliance with Pasteur Merieux Connaught, now Aventis Pasteur, for products that treat gastrointestinal cancers, in North America and Europe. Since 1998, we have had a strategic alliance with SmithKline Beecham, now GlaxoSmithKline, for products that treat reproductive system cancers and non-cancer diseases, worldwide.

     During our first five years, we developed the basis of our innovative active immunization technology and our monoclonal antibody technology and have continued developing them to date. In our second five years, we initiated the development of products based on those technology platforms, which we have continued to date. Since our inception, we have developed a patent estate to protect our technology platforms and our products after they are commercialized. During this period and since, together with our collaborating scientists, we have developed the scientific foundations and the scientific literature relating to the central role of gastrin and gastrin receptors in the onset, development, growth and spread of adenocarcinomas of the gastrointestinal system from the esophagus to the stomach, pancreas and liver and through the colon and rectum.

     After conducting toxicology testings and pre-clinical trials in animals, we initiated phase I safety and phase II dose-ranging/indications of efficacy clinical trials, with G17DT and GnRH pharmaccine. These trials demonstrated for the first time that a patient's immune system can be activated to target, neutralize and inhibit hormonal growth factors that fuel cancers and drive them to metastasize (spread). We recently reported successful results from a randomized, double-blind, phase III trial with G17DT as monotherapy for advanced pancreatic cancer and from a phase II gastric (stomach) cancer trial with G17DT in combination with the chemotherapeutics cisplatin and 5-FU.

     We achieved our developments, pre-clinical and clinical results with the expenditure of approximately $134 million in the twelve years since our initial public offering in 1991. We believe we can reduce our costs and expenses for the twelve months ending March 31, 2004 to less than $16 million. We will pursue our primary objective of filing for approval to market G17DT for monotherapy for advanced pancreatic cancer patients in the European Union, Canada and Australia in the fourth quarter of 2003, but that cannot be stated with certainty. We currently have a strategic alliance with Aventis Pasteur, whereby Aventis will exclusively promote, advertise, market, distribute and sell our anti-gastrin vaccine (G17DT) in North America and Europe. We intend to license G17DT to third parties to treat human cancers in other markets worldwide, including Japan. We also intend to license worldwide our monoclonal antibody products to target gastrointestinal system cancers. For non-cancer therapies, we intend to license G17DT for the treatment of gastroesophageal reflux disease (GERD).

Clinical Trials

     We are currently conducting the following clinical trials: a phase III trial conducted outside of the United States for pancreatic cancer with our anti-gastrin 17 immunogen (G17DT) as a monotherapy; a phase II clinical trial conducted in the United States and foreign countries, with G17DT in combination with the chemotherapeutics cisplatin and 5-FU for gastric cancer patients; and a phase II trial in Europe with GnRH pharmaccine for prostate cancer patients. We are conducting a second phase III trial that has also completed patient recruitment, conducted in the United States and foreign countries for pancreatic cancer with G17DT in combination with the chemotherapeutic gemcitabine. We have initiated but are not currently recruiting patients pending funding for a phase II trial in Europe with G17DT for gastroesophageal reflux disease (GERD), or "severe heart burn" patients. In addition, our Phase II clinical trial with respect to immuno-contraception has been initiated but is "on hold" pending further funding from the World Health Organization (WHO).

     We believe that the results of the randomized, double blind, phase III trial conducted in foreign countries with G17DT as a monotherapy for advanced pancreatic cancer patients are already sufficient for filing for marketing approval in the European Union, Canada and Australia. Therefore, we have begun the process of gathering and compiling the data and the preparation of the extensive regulatory documentation required for submission for marketing approval. We expect this process to be completed in the fourth quarter of 2003, but that cannot be stated with certainty. We expect that we will receive priority review of the filings. The time for review and the granting of marketing approval in each jurisdiction cannot, however, be predicted by us with certainty.

     In addition, we believe that the results of our phase II trial for gastric cancer patients treated with G17DT in combination with cisplatin and 5-FU can be described as "impressive." We plan to investigate the possibility of obtaining a conditional marketing approval for this therapy in a foreign jurisdiction based on these results, when the final data is compiled, analyzed and documented.

Financial Strategy

     We finance our operations through the sale of our equity securities, convertible debentures and licensing fees. These funds provide us with the resources to operate our business, attract and retain key personnel and scientific staff, fund our research and development program, pre-clinical testing and clinical trials, obtain the necessary regulatory approvals and develop our technology and products.

     We anticipate that our existing capital resources, which consist primarily of cash and short-term cash investments, including (i) the proceeds from the sale of convertible, redeemable, 5-year, interest-bearing notes and unregistered warrants to the selling stockholders sold in two tranches, of which the first $15 million tranche was executed on March 31, 2003 (the gross proceeds of which were subsequently received by us by April 4, 2003) and the second $5 million tranche we expect to close on a future date upon the fulfillment of certain conditions (information about these conditions is contained in this prospectus under the caption "The Selling Stockholders"); (ii) proceeds of $1.48 million from the sale of our common stock on February 24, 2003 and proceeds of $18,750 from the sale of unregistered warrants to an institutional investor; and (iii) proceeds of $3 million from the issuance on December 19, 2002 of a convertible, redeemable, 5-year, interest bearing debenture to Aventis Pharmaceuticals, Inc., will enable us to maintain a range of operations into the first quarter of 2004. Our working capital and capital requirements depend on numerous factors, including the following:

     o the progress of our research and development program, preclinical testing and clinical trials;

     o    the timing and cost of obtaining regulatory approvals;

     o the levels of resources that we devote to product development, manufacturing and marketing capabilities;

     o    technological advances;

     o    competition; and

     o collaborative arrangements or strategic alliances with other drug companies, including the further development, manufacturing and marketing of certain of our products and our ability to obtain funds from such strategic alliances or from other sources.

     Many of these factors are beyond our control. In the event that we require additional funds, we may be required to sell additional securities, whether equity, convertible debt or otherwise. In addition, we may be required to obtain funds through arrangements with collaborative partners that may require us to negotiate agreements which may be less than favorable to us, if we are able to secure them at all. If we are unable to complete such transactions, we may be required to delay, reduce the scope of, or eliminate one or more of our research or development programs.

     Our web page, describing the company, our technology, products, strategic alliances and news releases can be visited at: www.aphton.com. The web site is not a part of this prospectus.

                               RECENT DEVELOPMENTS

     On May 2, 2003, we announced that Patrick T. Mooney, MD, has joined our management team, reporting to the office of the chief executive officer in the capacity of chief medical officer. Dr. Mooney will be working closely with our senior management in finance, business development and operations, including clinical trials and regulatory affairs, research, development and manufacturing.

     On May 21, 2003, we held an Annual Meeting of Shareholders at which shareholders representing a majority of our outstanding common stock re-elected Messrs. Georges Hibon and Nicolas John Stathis as directors and approved (i) the private placement of senior convertible notes and warrants as part of an overall $20 million financing transaction with the selling stockholders, and (ii) the amendment of our certificate of incorporation to increase our authorized common stock to 60,000,000 shares and authorized preferred stock to 4,000,000 shares.

                                  RISK FACTORS

     If you purchase shares of our common stock, you will take on a financial risk. In deciding whether to invest, you should consider carefully the following factors, the information contained in this prospectus and the other information to which we have referred you. Additional risks and uncertainties not presently known to us or that we currently do not consider material also may impair our business operations. If any of the following risks actually occur, our business, financial condition or results of operations could be materially adversely affected. In such case, the trading price of our common stock could decline, and you may lose all or part of your investment.

     Our potential products are in various stages of product development. Some of our potential products are in research or in early development, and we have generated no revenues from product sales. Our most advanced potential product, an immunogen to treat pancreatic cancer, is in a phase III trial in the United States and Europe. Our other potential products to treat stomach cancer, colorectal cancer, gastroesophageal reflux disease (or GERD), chronic peptic ulcers, breast cancer, endometriosis and prostate cancer are mostly at phase II development but some potential products are in even earlier phases of development. All of our potential products will require expensive, extensive and time consuming clinical testing, and some may require additional research and development, prior to commercial use. Accordingly, we cannot plan on deriving revenues from these products for a number of years, if at all. These potential products may not be developed successfully into immunogens that can be administered to humans or may not prove to be safe and effective in clinical trials or cost-effective to manufacture and administer. We may encounter problems in clinical trials that will cause us to delay or suspend a clinical trial. Also, our products that are currently under development may not be completed successfully or within an acceptable time period, if at all. Further, our products may not receive regulatory approval. Finally, if any of our products do receive required regulatory approval, we may not be capable of producing those products in commercial quantities or those products may not be accepted by the marketplace.

     We expect to continue  incurring  substantial  operating losses in the next several years. We have experienced significant operating losses since our inception in 1981 and expect to continue incurring substantial operating losses for at least the next several years. We expect losses to increase as a result of the expenses associated with clinical testing and research and development. As of March 31, 2003, we had an accumulated deficit of approximately $145.5 million. Our ability to achieve profitability depends upon our ability, alone or through relationships with third parties, to develop successfully our technology and products, to obtain required regulatory approvals and to manufacture, market and sell such products.

     We have never paid any dividends and do not expect to pay cash dividends before significant product revenues, if any, are realized, if then. In addition, under the $15 million senior convertible notes we executed and delivered to the selling stockholders on March 31, 2003, we are restricted, for so long as such notes are outstanding, from paying any cash dividend or distribution on our common stock without the prior express written consent of the holders of such notes representing not less than two-thirds of the aggregate principal amount of the then outstanding notes.

     We have substantial capital requirements and we may not be able to obtain additional financing. Developing our technology and products will require a commitment of substantial funds to conduct the costly and time-consuming research and clinical trials necessary for such development. Our future capital requirements will depend on many other factors, including:

     o    continued   scientific   progress  in  the  research  and  development
          (clinical trials) of our products;

     o our ability to collaborate with others for the manufacture, marketing and sale of our products;

     o    the cost of regulatory approvals;

     o the cost of establishing, maintaining and enforcing intellectual property rights;

     o    competing technological and market developments; and

     o    changes in our existing research relationships.

     Although we intend to reduce our costs and expenses for the twelve months ending March 31, 2004 to less than $16 million, it is possible that our rate of expenditure may further increase if we pursue pre-clinical studies or clinical trials for our other products at a faster rate than we currently anticipate. We believe that the receipt and the application of proceeds from our financings, including the $15 million financing executed on March 31, 2003 (the gross proceeds of which were subsequently received by us by April 4, 2003) and the second $5 million tranche we expect to complete, together with our plan to reduce our costs and expenses, will allow us to operate into the first quarter of 2004 without any additional funds.

     We may seek additional financing through collaborative arrangements or through public or private equity or debt financings. Additional financing may not be available to us on acceptable terms or at all. If we raise additional funds by issuing equity securities, dilution to the interests of existing stockholders may result. If adequate funds are not available, we may be required to delay, reduce the scope of or eliminate one or more of our research or development programs or obtain funds through arrangements with collaborative partners or others that may require us to relinquish rights to certain of our technologies, potential products or products that we would otherwise seek to develop or commercialize ourselves.

     Our different approach to disease treatment may not prove successful. Our products under development are based on an approach to disease therapy and prevention which has not yet been approved. Our approach may ultimately prove to be unsuccessful since:

     o    we may not successfully complete our product development efforts;

     o    our products may not be proven to be safe and effective;

     o we may not receive approval from the U.S. Food and Drug Administration or FDA, or any other applicable regulatory agencies; or

     o medical centers, hospitals, physicians or patients may not accept our products as readily as current drug therapies or other forms of treatment.

     Undesirable and unintended side effects or unfavorable publicity concerning any of our products or other products incorporating a similar approach could limit or curtail commercial use of our products and could have an adverse effect on our ability to obtain regulatory approvals and to achieve physician and patient acceptance.

     The development of our products is subject to extensive regulation. The research, pre-clinical development, clinical trials, manufacturing and marketing of our products are subject to extensive regulation by numerous governmental authorities in the United States and other countries. Clinical trials and manufacturing and marketing of products undergo rigorous testing and approval processes by the FDA and equivalent foreign regulatory authorities, including the Medicines Control Agency, or MCA, in the United Kingdom. The process of obtaining FDA and other required regulatory approvals is lengthy and expensive. The time required for FDA approval is uncertain, and typically takes a number of years, depending on the type, complexity and novelty of the product. Since certain of our products involve the application of new technologies and are based on a new therapeutic approach, regulatory approvals may be obtained more slowly than for products produced using more conventional technologies. Additionally, we may encounter delays or disapprovals based upon additional government regulation resulting from future legislation or administrative action or changes in FDA or equivalent foreign regulatory policy made during the period of product development and regulatory review.

     We may apply for approval from MCA or other European Union regulatory agencies to commercialize our potential immunogen to treat one or more of the gastrointestinal system cancers and ulcerations previously described, prior to applying for similar FDA approval. Even if we obtain approval from the MCA or other foreign regulatory agencies, FDA approval would still be required prior to marketing such a product in the United States. Although we have filed an Investigational New Drug application, or IND (a type of submission used to ultimately obtain FDA approval to market a new drug), with the FDA and the FDA has permitted us to proceed with clinical trials in the United States for pancreatic cancer, gastric cancer and prostate cancer, the clinical trials will seek safety data as well as efficacy data and will require substantial time and significant funding. Furthermore, we, the FDA, the MCA or other foreign regulatory agencies may suspend clinical trials at any time if it is determined that the participants in such trials are being exposed to unacceptable health risks. Approval for any products we develop may not be granted by applicable regulatory agencies on a timely basis, if at all, or if granted the approval may not cover all the clinical indications for which we are seeking approval or may contain significant limitations in the form of warnings, precautions or contraindications with respect to conditions of use. Any delay in obtaining, or failure to obtain, necessary approvals would adversely affect our ability to generate product revenue. Failure to comply with the applicable regulatory requirements can, among other things, result in fines, suspensions of regulatory approvals, product recalls, operating restrictions and criminal prosecution. In addition, the marketing and manufacturing of drugs and biological products are subject to continuing FDA review, and later discovery of previously unknown problems with a product, its manufacture or its marketing may result in the FDA requiring further clinical research or restrictions on the product or the manufacturer, including withdrawal of the product from the market.

     The industry in which we operate is characterized by rapid technological change and intense competition. The treatment of diseases such as those to which our products are directed is subject to rapid, unpredictable and significant change. Our products under development seek to address certain cancers and diseases currently addressed, to some extent, by existing or evolving products and technologies of other biotechnology and pharmaceutical companies. Competition from other biotechnology companies, large pharmaceutical companies and universities and other research institutions is intense and is expected to increase. Many of these companies and institutions have substantially greater resources, research and development staffs and facilities than we do and have substantially greater experience in obtaining regulatory approval, and in manufacturing and marketing pharmaceutical products. In addition, other technologies may in the future be the basis of competitive products. Our competitors may succeed in developing technologies and products that are more effective than those we are developing or that would render our technology and products obsolete or noncompetitive.

     Our ability to enforce our patents and proprietary rights is uncertain. Our success will depend in large part on our ability to obtain patents, both in the United States and in other countries, maintain our unpatented trade secrets and operate without infringing on the proprietary rights of others. The patent positions of biotechnology and pharmaceutical companies can be highly uncertain and involve complex legal and factual questions, and therefore the breadth, validity and enforceability of claims allowed in patents we have obtained cannot be predicted.

     As of May 13, 2003 we held 31 issued patents and have pending patent applications and patent applications in preparation. Our pending applications or patent applications in preparation may or may not be issued as patents in the future. Additionally, our existing patents, patents pending and patents that we may subsequently obtain will not necessarily preclude competitors from developing products that compete with products we have developed and thus would substantially lessen the value of our proprietary rights. We intend to file additional patent applications, when appropriate, relating to our technologies, improvements to our technologies and specific products we may develop. If any of our patents are challenged, invalidated, circumvented or held to be unenforceable, we could lose the protection of rights we believe to be valuable, and our business could be materially and adversely affected.

     Our commercial success also will depend, in part, on our not infringing patents issued to others. We may be required to obtain licenses to patents, patent applications or other proprietary rights of others. If we do not obtain such licenses, we could encounter delays in product introductions while we attempt to design around such patents, or the development, manufacture or sale of products requiring such licenses could be precluded. Our products may ultimately be found to infringe on the patents or proprietary rights of others. We could incur substantial costs, including diversion of management time, in defending ourselves in litigation brought against us on such patents or in litigation in which we assert our patents against another party, or in litigation brought by another party asserting its patents against us. If our competitors prepare and file patent applications in the United States that claim technology also claimed by us, we may have to participate in interference proceedings declared by the U.S. Patent and Trademark Office to determine priority of invention, which could result in substantial financial costs to us and diversion of management attention, even if the eventual outcome is favorable to us. We believe there will continue to be significant litigation in the industry regarding patent and other intellectual property rights.

     We also rely on trade secrets to protect our technology, especially where patent protection is not believed to be appropriate or obtainable. We protect our proprietary technology and processes, in part, by confidentiality agreements with our employees, consultants and certain contractors. These agreements may not ultimately provide us with adequate protection.

     We depend on key personnel. We depend upon the services of our senior management, none of whom is subject to an employment agreement with us. We have not insured against the loss, due to death or disability, of any key personnel. The loss of the services of any key personnel could have a material adverse effect on us. Because of the specialized nature of our business, our success also depends upon our ability to attract and retain highly qualified scientists and other technical personnel. We face intense competition for such persons and we may not be able to attract or retain such individuals.

     We may be exposed to product liability claims and uninsured risk. The use of any of our products, whether for commercial applications or during pre-clinical or clinical trials, exposes us to an inherent risk of product liability claims if such products cause injury or result in adverse effects. Such liability might result from claims made directly by health care institutions, contract laboratories or others selling or using such products. We currently maintain product liability coverage against risks associated with testing our potential products in clinical trials. Insurance coverage for product liability, however, is becoming increasingly expensive and difficult to obtain. Insurance coverage may not be available in the future at an acceptable cost, if at all, or in sufficient amounts to protect us against such liability. The obligation to pay any product liability claim in excess of whatever insurance we are able to acquire could have a material adverse effect on our business, financial condition and future prospects.

     Our business involves the use of hazardous materials that could expose us to environmental liability. Our research and development activities involve the controlled use of hazardous materials, chemicals, cultures and various radioactive compounds. We are subject to federal, state and local laws and regulations governing the use, generation, manufacture, storage, air emission, effluent discharge, handling and disposal of such materials and certain waste products. Although we believe that our safety procedures for handling and disposing of such materials comply with the standards prescribed by such laws and regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, we could be held liable for any damages that result and any such liability could exceed our resources. We may be required to incur significant costs to comply with environmental laws and regulations in the future. Current or future environmental laws or regulations could materially adversely affect our business, financial condition and results of operations.

     We depend on others for manufacturing and marketing. We have no manufacturing facilities for commercial production of our products under development and have no experience in marketing, sales or distribution. We intend to continue establishing arrangements with and relying on third parties, including large pharmaceutical companies, to manufacture, market, sell and distribute any product we develop. Although we believe that parties to any future arrangements will have an economic incentive to perform successfully their contractual responsibilities, the amount and timing of resources to be dedicated to these activities will not be within our control. Such parties may not perform their obligations as expected, we may not derive any revenues from such arrangements and our reliance on others for manufacturing products may result in unforeseen problems with product supply. Should we encounter delays or difficulties in establishing relationships with manufacturers to produce, package and distribute any product we develop, market introduction and subsequent sales of such products would be adversely affected. Moreover, contract manufacturers that we may use must adhere to current good manufacturing practice regulations enforced by the FDA through its facilities inspection program. If these facilities cannot pass a pre-approval plant inspection, any FDA pre-market approval of our potential products would be adversely affected. Additionally, these manufacturers are subject to continual review and periodic inspections by the FDA and discovery of previously unknown problems with a manufacturer or facility may result in FDA restrictions which could adversely affect the manufacture and marketing of our products.

     We depend on one of our strategic collaborators to supply one of our key materials. Diphtheria Toxoid (DT) is a key material used in the development and manufacture of several of our therapeutic vaccines. We do not currently manufacture DT and large quantities of DT suitable for human use are not readily obtainable in the open market. We currently have a supply agreement with Aventis Pasteur, one of the few manufacturers of DT in the world, for this material. If the supply of DT from Aventis Pasteur is disrupted for any reason, we may be unable to obtain sufficient quantities of DT on a timely and cost-effective basis, if at all. This could result in increased costs, delayed development or ultimately unsuccessful clinical trials which could materially and adversely affect our ability to commercialize our products.

     Future healthcare reforms may adversely affect our financial results. The levels of revenues and profitability of biotechnology and pharmaceutical companies, including us, may be affected by the continuing efforts of governmental and third-party payors to contain or reduce the costs of health care through various means. For example, in certain foreign markets, pricing or profitability of prescription pharmaceuticals is subject to government control. In the United States, there have been, and we expect that there will continue to be, a number of federal and state proposals to control health care costs. It is uncertain what legislative proposals, if any, will be adopted or what actions federal, state or third-party payors may take in response to any health care reform proposals or legislation. Further, to the extent that such proposals or reforms have an adverse effect on our business, financial condition and profitability or that of other biotechnology or pharmaceutical companies that are prospective corporate partners for certain of our products, our ability to commercialize our products may be affected adversely.

     Our success depends on third party reimbursement. Successful commercialization of our products will depend in part on the availability of adequate reimbursement from third-party health care payors, such as government and private health insurers and other organizations. Third-party payors are increasingly challenging the pricing of medical products and services. Significant uncertainty exists as to the reimbursement status of newly approved health care products. Any product that we succeed in bringing to market may not be eligible for reimbursement at a level which is sufficient to enable us to achieve market acceptance of our products or to maintain appropriate pricing. Without such reimbursement, the market for our products may be limited. Significant reductions in insurance coverage also may have an adverse effect on our future operations.

     The price of our common stock may be volatile. The market price of our common stock, like that of securities of other biotechnology companies, has fluctuated significantly in recent years and is likely to fluctuate in the future. Announcements regarding

     o    scientific discoveries,

     o    strategic partnerships or arrangements,

     o    technological innovations,

     o    litigation and governmental inquiries,

     o    commercial products,

     o    patents or proprietary rights,

     o    the progress of clinical trials,

     o    government regulation,

     o public concern as to the safety of drugs and reliability of our testing processes,

     o    general market conditions,

     o    fluctuations in financial performance from period to period,

     o    termination of strategic alliances,

     o    new financings, and

     o    ability to maintain Nasdaq listing requirements

may have a significant impact on the market price of our common stock. In addition, price and volume trading volatility in the U.S. stock market can have a substantial effect on the market prices of the securities of many biotechnology companies, frequently for reasons other than the operating performance of such companies. These broad market fluctuations could adversely affect the market price of our common stock.

     The conversion of our convertible securities, the exercise of outstanding warrants and other rights to obtain additional shares could dilute the value of the shares; sales of substantial amounts of our shares of common stock could cause the price to go down. As of May 27, 2003, there are approximately 3,364,940 unregistered warrants outstanding to purchase shares of our common stock expiring at various dates through October 1, 2021, with exercise prices ranging from $1.91 to $24.00 per share of our common stock.

     The holder of the warrants issued on February 24, 2003 is able to exercise such warrants to purchase up to 150,000 shares of our common stock at $2.96 per share. The shares of common stock issuable upon the exercise of these warrants have been registered under the Securities Act of 1933, as amended, or the Securities Act, and will be freely transferable upon issuance.

     The $3 million convertible debenture issued to Aventis Pharmaceuticals, Inc. on December 19, 2002 is convertible into shares of our common stock based upon a price substantially equivalent to the market price of our common stock at the time of conversion. The actual number of shares of common stock issuable upon conversion of the convertible debenture is indeterminate because the number is dependent on the market price of our common stock at the time of conversion. Based upon the market price of the shares of our common stock on May 27, 2003, the debenture would be convertible into approximately 544,465 shares of our common stock.

     The $15 million senior convertible notes we executed and delivered to the selling stockholders on March 31, 2003 are initially convertible into 6,000,000 shares of our common stock at any time prior to their maturity on March 31, 2008 at a fixed conversion price of $2.50, subject to certain price adjustment provisions. Under the price adjustment provisions, the conversion price of the convertible notes could be lowered, perhaps substantially, in the event of a "dilutive issuance", that is, if we issue common stock at any time prior to their maturity at a per share price below such conversion price, either directly or in connection with the issuance of securities that are convertible into, or exercisable for, shares of our common stock.

     Concurrently with the $15 million senior convertible notes, we issued to the selling stockholders warrants entitling the warrant-holders to initially purchase an aggregate of 1,080,000 shares of our common stock at an exercise price of $2.70 per share, subject to price adjustment provisions that are substantially similar to those applicable to the notes. A reduction in the exercise price may result in the issuance of a significant number of additional shares upon the exercise of the warrants.

     We are obligated to sell, and one of the selling stockholders is obligated to purchase, an additional $5 million of the senior convertible notes and warrants on a future date upon the fulfillment of certain conditions (information about these conditions is contained in this prospectus under the caption "The Selling Stockholders"). The conversion of these convertible securities and the exercise of these warrants could result in dilution in the value of the shares of our outstanding common stock and the voting power represented thereby. In addition, the conversion price of the notes or the exercise price of the warrants may be lowered in the event of a dilutive issuance (as described above) under the price adjustment provisions.

     Neither the notes nor the warrants establish a "floor" that would limit reductions in such conversion price or exercise price, except for the 80% floor applicable to any dilutive issuance that occurs between March 31, 2004 and prior to March 31, 2006. By corollary, there is no "ceiling" on the number of shares issuable upon conversion of the notes or exercise of the warrants. Additional detail about the price adjustment provisions is contained in this prospectus under the caption "The Selling Stockholders". Similarly, the convertible debenture issued to Aventis Pharmaceuticals, Inc. is convertible at the holder's option at a price substantially equivalent to the market price of our common stock at the time of conversion. There is no floor that would limit the conversion price of the convertible debenture and no ceiling on the number of shares issuable upon conversion of such debenture. The downward adjustment of the conversion price of these convertible notes and debenture and of the exercise price of these warrants could result in further dilution in the value of the shares of our outstanding common stock and the voting power represented thereby.

     In addition, to the extent the holders of our convertible securities and warrants convert or exercise such securities and then sell the shares of our common stock they receive upon conversion or exercise, our stock price may decrease due to the additional amount of shares available in the market. The subsequent sales of these shares could encourage short sales by our stockholders and others which could place further downward pressure on our stock price. Moreover, holders of these convertible securities and warrants may hedge their positions in our common stock by shorting our common stock, which could further adversely affect our stock price. The effect of these activities on our stock price could increase the number of shares issuable upon future conversions of our convertible securities or exercises of our warrants.

     We may also issue additional capital stock, convertible securities and/or warrants to raise capital in the future. In addition, we may, subject to no event constituting an event of default under the notes, or an event that with the passage of time would if not cured constitute an event of default under the notes, having occurred and the registration statement of which this prospectus forms a part continuing to be effective at that time, elect to pay any accrued interest on the $15 million senior convertible notes with shares of our common stock. The value attributed to any interest paid in shares depends on the market price of our common stock during the five consecutive business days immediately preceding the applicable interest payment date. To attract and retain key personnel, we may issue additional securities, including stock options. All of the above could result in additional dilution of the value of our common stock and the voting power represented thereby. No prediction can be made as to the effect, if any, that future sales of shares of our common stock, or the availability of shares for future sale, will have on the market price of our common stock prevailing from time to time. Sales of substantial amounts of shares of our common stock in the public market, or the perception that such sales could occur, may adversely affect the market price of our common stock and may make it more difficult for us to sell our equity securities in the future at a time and price which we deem appropriate. Public or private sales of substantial amounts of shares of our common stock by persons or entities that have exercised options and/or warrants could adversely affect the prevailing market price of the shares of our common stock.

     The securities purchase agreement relating to the $15 million senior convertible notes imposes operating restrictions on us, which may prevent us from taking some corporate actions. Furthermore, the additional $5 million senior convertible notes, if sold, will contain similar provisions. The securities purchase agreement relating to the $15 million senior convertible notes imposes operating restrictions on us. These restrictions limit, among other things, our ability to:

     o    on  or  before   March  31,  2006,   incur  or  guarantee   additional
          indebtedness;

     o redeem, pay cash dividends or make other distributions on our common stock; and

     o    create liens.

     In addition, for a period of 18 months following the issuance by us of an additional $5 million principal amount of senior convertible notes to one of the selling stockholders or, if no such additional notes are issued, then from May 31, 2003, we are, subject to certain limited exceptions, restricted from issuing, selling or exchanging, (A) any shares of our common stock, (B) any of our other equity securities, including without limitation shares of preferred stock, (C) any of our debt securities (other than debt with no equity feature), including without limitation any debt security which by its terms is convertible into or exchangeable for any of our equity securities, (D) any of our securities that are a combination of debt and equity, or (E) any option, warrant or other right to subscribe for, purchase or otherwise acquire any such equity security or any such debt security, unless in each case we shall have first offered to sell such securities on the same terms to the selling stockholders.

     We cannot assure you that these covenants will not adversely affect our ability to finance our future operations or capital needs or to pursue available business opportunities or limit our ability to plan for or react to market conditions or meet capital needs or otherwise restrict our activities or business plans. A breach of any of these covenants could result in a default in respect of the $15 million senior convertible notes. If a default occurs, the investors could elect to declare all amounts, together with accrued interest, to be immediately due and payable in cash, at a price equal to 110% of the amount due.

     Our failure to satisfy our registration obligations with respect to the common stock underlying the $15 million senior convertible notes and the warrants could result in adverse consequences, including acceleration of the notes. We are required to maintain the effectiveness of the registration statement, of which this prospectus forms a part, covering the resale of the common stock underlying the $15 million senior convertible notes and the warrants, until the earlier of (i) such time as all of the shares that can be sold under this prospectus by the selling stockholders have been sold, and (ii) such time as such shares are eligible for resale pursuant to Rule 144(k) under the Securities Act. We will be subject to various penalties for failing to meet our registration obligations and the related listing obligations for the underlying common stock, which include cash penalties and the forced redemption of the notes at 110% of the principal amount plus accrued interest for cash.

     Our existing debt obligations may make it difficult for us to enter into strategic transactions or to obtain financing in the future. The terms of the agreements governing the $15 million senior convertible notes issued to the selling stockholders and the $3 million convertible debentures issued to Aventis Pharmaceuticals, Inc. may restrict our ability to be acquired, sell our assets or obtain financing in the future. Under the terms of these debt securities, in the event of a change of control of us or a sale of all or substantially all of our assets, the surviving entity would be obligated to assume our outstanding debt obligations, and in the event of a change of control, the holders of each of our outstanding convertible notes and debentures would have the right to require us to redeem the entire principal of the debt securities plus accrued interest for cash, and, in the case of the $15 million senior convertible notes, 110% of the principal amount plus accrued interest. These provisions may make it difficult for us to enter into such a transaction with potential acquirers.

     The securities purchase agreement relating to the $15 million senior convertible notes imposes further restrictions on our ability to obtain financing in the future. These restrictions limit, among other things, our ability to incur or guarantee additional indebtedness on or before March 31, 2006. In addition, for a period of 18 months following the issuance by us of an additional $5,000,000 principal amount of senior convertible notes to one of the selling stockholders or, if no such additional notes are issued, then from May 31, 2003, we are restricted from issuing, selling or exchanging, (A) any shares of our common stock, (B) any of our other equity securities, including without limitation shares of preferred stock, (C) any of our debt securities (other than debt with no equity feature), including without limitation any debt security which by its terms is convertible into or exchangeable for any of our equity securities, (D) any of our securities that are a combination of debt and equity, or (E) any option, warrant or other right to subscribe for, purchase or otherwise acquire any such equity security or any such debt security, unless in each case we shall have first offered to sell such securities on the same terms to the selling stockholders.

     In addition, our existing debt obligations may make it difficult for us to attract financing in the future through the issuance of equity or debt securities. The conversion of any of our outstanding debt securities could result in substantial dilution to our stockholders. This potential dilution could dissuade potential investors from investing in the event that we attempt to issue additional convertible debt securities in the future. Finally, the $15 million senior convertible notes (as well as the related warrants) contain price adjustment provisions that could result in a substantial increase in the number of shares of common stock issuable upon conversion of these notes, and therefore additional significant dilution, in the event of an issuance of shares in a financing transaction in the future (information about these price adjustment provisions is contained in this prospectus under the caption "The Selling Stockholders").

     We are obligated to make periodic interest payments under our financing instruments. We have material amounts of indebtedness outstanding as a result of the $15 million senior convertible notes issued to the selling stockholders and the $3 million convertible debenture issued to Aventis Pharmaceuticals, Inc. We are required to make quarterly interest payments on the $15 million senior convertible notes in cash or stock, at our option, and annual interest payments on the $3 million convertible debenture in cash. Additionally, we have the right and obligation to issue an additional $5 million of senior convertible notes, together with the accompanying warrants, to one of the selling stockholders, subject to certain conditions (information about these conditions is contained in this prospectus under the caption "The Selling Stockholders").

     We are not in default under any of our existing financing instruments and believe we will have the resources to make all required interest payments. If, however, we at any time default on any of our payment obligations or other obligations under any financing instrument, the holders of the applicable instrument will have all rights available under the instrument, including the forced redemption of the entire principal of the instrument plus accrued interest for cash, and, in the case of the $15 million senior convertible notes, 110% of the principal amount plus accrued interest. The $15 million senior convertible notes also have certain qualified cross-default provisions, particularly for acceleration of indebtedness under the notes. Under such circumstances, our cash position and liquidity would be severally impacted, and it is possible we would not be able to pay our debts as they come due.

     If we cannot operate as a going concern, our stock price will decline and you could lose your entire investment. We have incurred recurring operating losses since inception and had a negative working capital at March 31, 2003 of approximately $9.0 million. Our independent auditors added a paragraph to their opinion on the consolidated financial statements for the year ending December 31, 2002 with respect to our ability to continue as a going concern. The financial statements do not include any adjustments to reflect the financings completed subsequent to December 31, 2002. Management believes that the receipt and the application of proceeds from these financings, including the $15 million financing executed on March 31, 2003 (the gross proceeds of which were subsequently received by us by April 4, 2003) and the second $5 million tranche we expect to complete, together with our plan to reduce our costs and expenses for the twelve months ending March 31, 2004 to less than $16 million, will allow us to operate into the first quarter of 2004 without any additional funds.

     The Company is presently seeking additional funds to operate through 2004 and beyond. In the event we are unable to secure additional funding, in order to preserve cash, we would be required to further reduce expenditures, effect further reductions in our corporate infrastructure, or we may be required to delay, reduce the scope of, or eliminate one or more of our research or development programs, any of which could have a material adverse effect on our ability to continue our current level of operations. Even if we obtain additional working capital in the near future, to the extent that operating expenses increase or we need additional funds to develop new technologies, the need for additional funding may be accelerated and there can be no assurance that such additional funding can be obtained on terms acceptable to us, if at all. If we are not able to generate sufficient capital through additional financing to fund our current operations, we may not be able to continue as a going concern. If we are unable to continue as a going concern, we may be forced to significantly reduce or cease our current operations. This could significantly reduce the value of our securities, which could result in our delisting from Nasdaq and cause investment losses for our stockholders.

     We may not be able to maintain the Nasdaq listing requirements. On October 15, 2002 and on November 1, 2002, we received notices from the staff of the Nasdaq National Market that our common stock had failed to maintain certain minimum requirements for continued listing on the Nasdaq National Market and both of the notices suggested that we may want to consider applying to transfer our securities to the Nasdaq Smallcap Market. We were subsequently advised by Nasdaq that we had regained compliance with certain minimum requirements for continued listing on the Nasdaq National Market and that our common stock would continue to be listed on the Nasdaq National Market, pending future review.

     As of May 27, 2003, our share price on Nasdaq was $5.51. If our share price falls below $3 per share for a period of 30 consecutive business days, we will not be in compliance with the continued listing requirements of the Nasdaq National Market and our common stock will be delisted if we do not regain compliance within 90 calendar days after we receive a non-compliance notice from Nasdaq. In the event that our common stock is delisted from the Nasdaq National Market, we would apply to list our common stock on the Nasdaq Smallcap Market. If we had to move our securities from the Nasdaq National Market, we believe that we satisfy all the criteria for listing our common stock on the Nasdaq Smallcap Market which, among others, requires that our share price not fall below $1.00. There is no assurance, however, that our application for trading our common stock on the Nasdaq Smallcap Market would be accepted or, if accepted, that we would be able to maintain eligibility for continued listing on the Nasdaq Smallcap Market.

     Under the terms of the $15 million senior convertible notes, if our common stock were to be delisted from the Nasdaq National Market and not accepted for listing on the Nasdaq Smallcap Market, The American Stock Exchange or The New York Stock Exchange, Inc., the holders of such notes may redeem the notes at 110% of the principal amount plus accrued interest for cash.

     In addition, delisting could reduce the ability of holders of our common stock to purchase or sell shares as quickly and as inexpensively as they have done historically. For instance, failure to obtain listing on another market or exchange may make it more difficult for traders to sell our securities. Broker-dealers may be less willing or able to sell or make a market in our common stock. Not maintaining a listing on a major stock market may result in a decrease in the trading price of our common stock due to a decrease in liquidity, reduced analyst coverage and less interest by institutions and individuals in investing in our common stock. This could adversely affect our ability to raise funds through stock and debt issuances.

                           FORWARD-LOOKING STATEMENTS

     This prospectus, any prospectus supplement and the documents incorporated by reference in this prospectus may contain forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events.

     These statements include, but are not limited to:

     o expectations as to the adequacy of our cash balances, cash flow from operations and the proceeds of securities issuances to support our operations for specified periods of time and as to the nature and level of cash expenditures;

     o expectations as to the receipt and timing of regulatory clearance and approvals;

     o expectations as to the development of our products, including our clinical research program;

     o statements as to anticipated reimbursement from third-party healthcare payers for our products;

     o expectations as to the maintenance of the Nasdaq continued listing requirements;

     o expectations as to the reduction of our costs and expenses of operations;

     o    expectations as to our ability to continue as a going concern.

     The forward-looking statements included or incorporated by reference in these documents are based on the beliefs of our management as well as assumptions made by us and information available to us on the date hereof. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including all the risks discussed in "Risk Factors" and elsewhere in this prospectus.

     In addition, statements that use the terms "believe," "expect," "plan," "intend," "estimate," "anticipate" and similar expressions are intended to identify forward-looking statements. All forward-looking statements in this prospectus reflect our current views about future events and are based on assumptions and are subject to risks and uncertainties that could cause our actual results to differ materially from future results expressed or implied by the forward-looking statements. Many of these factors are beyond our ability to control or predict. You should not put undue reliance on any forward-looking statements. We undertake no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws. In evaluating our business, you should consider carefully the factors set forth above under the heading "Risk Factors" in addition to the other information set forth in this prospectus and incorporated by reference in this prospectus.

                                 USE OF PROCEEDS

     We will not receive any proceeds from the sale of the shares of our common stock by the selling stockholders, if they choose to sell some or all of their shares of our common stock. If the warrants held by the selling stockholders are exercised and the selling stockholders do not avail themselves of the cashless exercise provisions contained therein, we may receive up to $2,916,000 upon exercise of these warrants, subject to the price adjustment provisions described in this prospectus. We intend to use the net proceeds from the exercise of the warrants, if any, for general corporate purposes, including to fund our ongoing clinical trials and operations.



                            THE SELLING STOCKHOLDERS

The March 2003 Financing

     On March 31, 2003, we executed the first tranche of a $20 million overall financing transaction with the selling stockholders, Smith Barney Fundamental Value Fund, Heartland Group, Inc. and SF Capital Partners Ltd. The first tranche consisted of a private placement of senior convertible notes and warrants for gross proceeds of $15 million, which we subsequently received by April 4, 2003. We are obligated to sell, and SF Capital Partners Ltd. is obligated to purchase, an additional $5 million of senior convertible notes and warrants in a second tranche, subject to the following conditions:

     (i) the registration statement, of which this prospectus forms a part, filed pursuant to a registration rights agreement among us and the selling stockholders, is effective and available for the resale of the shares issuable upon conversion of the senior convertible notes and exercise of the warrants purchased in the first tranche on each of the 10 trading days immediately prior to the closing of the second tranche;

     (ii) our common stock continuing to be listed on the Nasdaq (or another acceptable stock exchange) and it not having been suspended from trading or having been threatened with delisting by the Nasdaq (or the other stock exchange, as the case may be), or having fallen below the minimum standards for continued listing;

     (iii) no change of control of us or event of default having occurred under the senior convertible notes then outstanding;

     (iv) performance of our obligation to deliver shares of our common stock issuable upon the conversion of the then outstanding senior convertible notes and the warrants;

     (v) payment of interest on a timely basis;

     (vi) our share price remaining above $3.00 per share; and

     (vii) shareholder approval of the $20 million financing transaction and the amendment of our certificate of incorporation to increase our authorized common stock to 60,000,000 shares having been obtained, which was obtained at our annual meeting of shareholders held on May 21, 2003.

Issuance of Notes and Warrants

     The senior convertible notes and the warrants were executed on March 31, 2003 under an exemption from the registration requirements of the Securities Act, pursuant to Section 4(2) of the Securities Act and/or Rule 506 of Regulation D under the Securities Act. Both the notes and the warrants have a term of five years. The notes bear interest at the rate of 6% per annum. In addition, we have the option to, subject to no event constituting an event of default under the notes, or an event that with the passage of time would if not cured constitute an event of default under the notes, having occurred and the registration statement of which this prospectus forms a part continuing to be effective at that time, elect to pay any accrued interest on the $15 million senior convertible notes with shares of our common stock. The value attributed to any interest paid in shares depends on the market price of our common stock during the five consecutive business days immediately preceding the applicable interest payment date. In addition, we have the right to redeem the notes in cash under certain conditions at any time after March 31, 2006. The holders of the notes have the right at any time to convert these notes into shares of our common stock subject to certain conditions as discussed below. The holders also have the right to cause us to redeem the outstanding principal and interest amounts and any unpaid late charges due under the notes at any time after March 31, 2006.

Conversion of Notes and Exercise of Warrants and Adjustments to Conversion and Exercise Prices

     The $15 million senior convertible notes are convertible at the holders' option at any time into shares of common stock at a price of $2.50 per share and the warrants are exercisable at any time at a price of $2.70 per share, unless otherwise adjusted pursuant to the price adjustment provisions and the stock ownership limits as described below. The notes are initially convertible into 6,000,000 shares of common stock and the warrants are initially exercisable into 1,080,000 shares of common stock, subject to the price adjustment provisions. All of the shares of common stock to be issued upon conversion of the notes and exercise of the warrants are restricted securities until we register them under the registration statement of which this prospectus forms a part.

     The notes and the warrants contain provisions that place a limit on the numbers of shares of our common stock that can be issued upon conversion or exercise, respectively. Under the provisions of the notes, the holders do not have the right to convert any portion of the notes to the extent that after giving effect to such conversion the holders would beneficially own more than 19.99% in the case of Smith Barney Fundamental Value Fund and Heartland Group Inc., or 4.99% in the case of SF Capital Partners Ltd., of the number of shares of our common stock outstanding immediately prior to such conversion. The same stock ownership limitations are applicable to the warrants. The following table sets forth the stock ownership limitations applicable to the respective selling stockholders.

               Selling Stockholder                Stock Ownership Limitation (%)
     -------------------------------------------  ------------------------------

         Smith Barney Fundamental Value Fund                 19.99

         Heartland Group, Inc.                               19.99

         SF Capital Partners Ltd.*                            4.99

         ----------------
     * SF Capital Partners Ltd. has committed to buying an additional $5 million of senior convertible notes and warrants in a second tranche, subject to the conditions described on page 18 of this prospectus. Any conversion of the notes or exercise of the warrants issued to SF Capital Partners Ltd. under the first and the second tranches is subject to the same stock ownership limitations in the aggregate.

     The stock ownership limitations described above do not prevent a selling stockholder from selling a substantial number of shares in the market. By periodically selling shares into the market, a selling stockholder could eventually convert more than the applicable stock ownership limitations otherwise permit while never exceeding such stock ownership limitations at any specific time.

     In addition, the $15 million senior convertible notes and the warrants contain price adjustment provisions. Under the provisions of the notes, if on or prior to March 31, 2006, we issue or sell any shares of our common stock or securities convertible into or exercisable for shares of our common stock for a consideration per share less than the conversion price of the notes in effect immediately prior to such issuance or sale (a "Dilutive Issuance"), then immediately after such Dilutive Issuance, the conversion price of the notes will be reduced to an amount equal to such lower consideration for which our shares of common stock were issued. If any Dilutive Issuance occurs after March 31, 2004 and prior to March 31, 2006, then the conversion price will not be adjusted below a price equal to 80% of the conversion price in effect immediately before the Dilutive Issuance. If any Dilutive Issuance occurs on or after March 31, 2006 and prior to March 31, 2008, then immediately after such issuance, the conversion price will be reduced to an amount equal to the product of (x) the conversion price in effect immediately prior to the Dilutive Issuance and (y) the quotient of (1) the sum of (I) the product of the conversion price then in effect immediately before the Dilutive Issuance and the number of shares of our common stock outstanding immediately prior to such issuance and (II) the consideration, if any, received by us upon the Dilutive Issuance, divided by (2) the product of (I) the conversion price then in effect immediately before the Dilutive Issuance multiplied by (II) the number of shares of our common stock outstanding immediately after the Dilutive Issuance. Substantially similar price adjustment provisions are applicable to the warrants.

     The foregoing provisions do not apply to common stock issued or issuable by us (i) in connection with any employee benefit plan which has been approved by our board of directors, pursuant to which our securities may be issued to any employee, officer or director for services provided to us, (ii) upon conversion of the notes or upon exercise of the warrants described in the foregoing paragraph, (iii) in connection with the payment of any interest on the notes described in the foregoing paragraph in the form of shares of our common stock,
(iv) in connection with a strategic partnership or joint venture in which there is a significant commercial relationship between us and a third party, the primary purpose of which is not to raise capital in an amount not to exceed, in the aggregate, gross proceeds of $20,000,000 or an aggregate of 10,000,000 shares of our common stock, (v) pursuant to a bona fide firm commitment underwritten public offering with a nationally recognized underwriter which generates gross proceeds in excess of $45,000,000 (other than an "at-the-market offering" as defined in Rule 415(a)(4) under the Securities Act and "equity lines") and (vi) upon conversion of any options under our stock option plans or convertible securities that were outstanding on March 30, 2003, provided that the terms of such options or convertible securities are not amended, modified or changed on or after March 30, 2003.

Registration Rights


     Pursuant to a registration rights agreement dated as of March 31, 2003 entered into in connection with the March convertible notes financing, we have agreed to register for resale 13,650,000 shares of our common stock in order to have sufficient shares issuable upon conversion of the $15 million senior convertible notes, as interest shares on the notes and upon exercise of the warrants held by the selling stockholders. In addition, we have agreed to maintain the effectiveness of the registration statement, of which this prospectus forms a part, until the earlier of (i) such time as all of the shares that can be sold under this prospectus by the selling stockholders have been sold, and (ii) such time as all of the shares of our common stock covered by this prospectus are eligible for resale pursuant to Rule 144(k) under the Securities Act.


     For additional detail about the $15 million senior convertible notes and the warrants, please refer to the securities purchase agreement, the registration rights agreement, the form of senior convertible note and the form of warrant, each of which is filed as an exhibit to our current report on Form 8-K filed with the Securities and Exchange Commission on April 1, 2003.

The Anti-Dilution Shares


     On August 24, 2001, we completed a private placement transaction and sold 1,187,503 shares of our common stock to a group of institutional investors, including Heartland Advisors, Inc. Heartland Advisors, Inc., purchased shares of our common stock in that transaction on behalf of Heartland Value Fund, which is a fund owned by Heartland Group, Inc, one of the selling stockholders offering our shares under this prospectus. On March 21, 2002, we sold 1,200,000 shares of our common stock in a public offering at $10.50 per share. Pursuant to certain anti-dilution provisions set forth in the stock purchase agreement between us and Heartland Advisors, Inc. dated as of August 24, 2001, we issued 119,048 unregistered shares to Heartland Value Fund in April 2002. We are registering these 119,048 shares to permit Heartland Group Inc. to resell these shares without restrictions on behalf of Heartland Value Fund, if it chooses to do so.

Stock Ownership of Selling Stockholders

     The following table sets forth information known to us with respect to beneficial ownership of our common stock as of May 27, 2003 by the selling stockholders and their respective affiliates. We have determined the number and percentage of shares beneficially owned in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and this information does not necessarily indicate beneficial ownership for any other purpose. In determining the number of shares beneficially owned by each selling stockholder and the percentage ownership of each selling stockholder, we include any shares as to which that selling stockholder has sole or shared voting power or investment power, as well as any shares of our common stock subject to options, warrants or other derivative securities held by that person that are currently exercisable or exercisable within 60 days after May 28, 2003.

     The number of shares in the column "Maximum Number of Shares Which May Be Offered Under This Prospectus" represents the pro rata portion of the 13,650,000 shares of common stock offered under this prospectus based on the amounts of notes and warrants held by the selling stockholders, plus an additional 119,048 shares of our common stock held by Heartland Group, Inc. The number of shares that may actually be sold by any of the selling stockholders will be determined by the selling stockholders. The selling stockholders may sell some, all or none of these shares. Because the offering contemplated by this prospectus is not currently being underwritten, no estimate can be given as to the number of shares of common stock that will be held by the selling stockholders upon termination of the offering. We do not know how long the selling stockholders will hold the shares before selling them and we currently have no agreements, arrangements or understandings with the selling stockholders regarding the sale of any of the shares.

     The table assumes that the selling stockholders sell as many shares as they can under this prospectus without regard to any limitations on the conversion or exercise of the convertible notes or warrants imposed by the stock ownership limitations described above or otherwise. Under the terms of the $15 million senior convertible notes and the warrants, no holder may convert its notes or exercise its warrants if such conversion or exercise would cause such holder, together with its affiliates, to beneficially hold more than 19.99% in the case of Smith Barney Fundamental Value Fund and Heartland Group, Inc., or 4.99% in the case of SF Capital Partners Ltd., of our outstanding common stock. The numbers of shares in the columns "Common Stock Beneficially Owned Prior to the Offering" and "Maximum Number of Shares Which May Be Offered Under This Prospectus" do not reflect these limitations. The stock ownership limitations do not prevent a selling stockholder from selling a substantial number of shares in the market. By periodically selling shares into the market, a selling stockholder could eventually convert more than the applicable stock ownership limitations otherwise permit while never exceeding such stock ownership limitations at any specific time.

     Under the terms of the registration rights agreement described above, we are required to register 13,650,000 shares of our common stock under the registration statement of which this prospectus forms a part. As a result, the number of shares that may be offered by the selling stockholders exceeds the shares beneficially owned before the offering that are attributable to their ownership of the convertible notes and warrants. The additional shares are registered in the event that (a) the price adjustment provisions are triggered to lower the conversion price of the notes and/or the exercise price of the warrants, which could result in the issuance of a substantial number of additional shares to the selling stockholders upon conversion of the notes or exercise of the warrants, or (b) the assumptions used to calculate the number of interest shares issuable (which depends on the market price of our common stock during the five consecutive business days immediately preceding the applicable interest payment date) are incorrect and additional interest shares are issued.

     The percentages in the column "Maximum Percentage of Common Stock Held After Sale of Common Stock" are based on 42,411,044 shares of our common stock outstanding, which is the sum of:

     (i) 24,701,639 shares of our common stock issued and outstanding as of May 27, 2003;

     (ii) the potential issuance of a maximum of 3,364,940 shares of our common stock upon the exercise of the warrants held primarily by our employees as well as certain other holders,

    (iii) the potential issuance of a maximum of 150,000 shares of our common stock upon the exercise of the warrants we issued to Mainfield Enterprises Inc. on February 24, 2003;

     (iv) the potential issuance of a maximum of 544,465 shares of our common stock issuable upon the conversion of the $3 million convertible debenture we issued to Aventis Pharmaceuticals, Inc. (based on the last sale price of our common stock as of May 27, 2003); and

     (v) the potential issuance to the selling stockholders of a maximum of 13,650,000 shares issuable upon the conversion of the $15 million senior convertible notes, the exercise of the warrants issued concurrently with these notes, and the conversion of any unpaid and accrued interest on the notes payable in shares of our common stock.


                                                                   Maximum Number of         Maximum Percentage of
                                         Common Stock             Shares Which May Be          Common Stock Held
                                      Beneficially Owned          Offered Under This         After Sale of Common
      Selling Stockholder            Prior to the Offering            Prospectus                   Stock (%)
--------------------------------    ------------------------    ------------------------    ------------------------
Smith Barney Fundamental Value
Fund                                      7,226,508 (1)                4,550,000 (4)                 6.3

SF Capital Partners Ltd.*                 2,360,000 (2)                4,550,000 (4)                 0.0

Heartland Group, Inc.                     5,918,948 (3)                4,669,048 (4)                 2.9

--------------------------------    ------------------------    ------------------------    ------------------------
Total:                                    15,505,456                  13,769,048                     9.2

--------------------------------
* SF Capital Partners Ltd. has committed to buying an additional $5 million of senior convertible notes and warrants in a second tranche, subject to the conditions described on page 18 of this prospectus. The numbers and percentages shown in this table do not take into account the additional $5 million of notes and warrants.
(1) Consists of (i) 4,866,508 shares of our common stock held by Smith Barney Asset Management, an affiliate of Smith Barney Fundamental Value Fund, as of May 27, 2003; (ii) 2,000,000 shares issuable upon conversion of the $5 million senior convertible note held by Smith Barney Fundamental Value Fund at $2.50 per share; and (iii) 360,000 shares issuable upon exercise of the warrant held by Smith Barney Fundamental Value Fund at $2.70 per share. For the purposes of calculating these numbers, we have not taken into consideration the application of the 19.99% limitations described above, and for the purposes of calculating (ii) and (iii), we have assumed that the price adjustment provisions applicable to the conversion price of the notes and the exercise price of the warrants will not be triggered.
(2) Consists of (i) 2,000,000 shares issuable upon conversion of the $5 million senior convertible note held by SF Capital Partners Ltd. at $2.50 per share; and (ii) 360,000 shares issuable upon exercise of the warrant held by SF Capital Partners Ltd. for $2.70 per share. For the purposes of calculating these numbers, we have not taken into consideration the application of the 4.99% limitations described above, and for the purposes of calculating (i) and (ii), we have assumed that the price adjustment provisions applicable to the conversion price of the notes and the exercise price of the warrants will not be triggered.
(3) Consists of (i) 3,439,900 shares of our common stock held by Heartland Advisors, Inc., an affiliate of Heartland Group, Inc., as of May 27, 2003;
     (ii) 2,000,000 shares issuable upon conversion of the $5 million senior convertible note held by Heartland Group, Inc. at $2.50 per share; (iii) 360,000 shares issuable upon exercise of the warrant held by Heartland Group, Inc. at $2.70 per share; and (iv) an additional 119,048 shares that were issued by us pursuant to certain anti-dilution provisions described on page 21 of this prospectus. For the purposes of calculating these numbers, we have not taken into consideration the application of the 19.99% limitations described above, and for the purposes of calculating (ii) and
     (iii), we have assumed that the price adjustment provisions applicable to the conversion price of the notes and the exercise price of the warrants will not be triggered.
(4) As of May 27, 2003, the price adjustment provisions applicable to the conversion price of the notes and the exercise price of the warrants have not been triggered. The maximum number of shares that can be individually offered by each of the selling stockholders that hold the notes and the warrants as of that date, based on the conversion price of $2.50 per share for the senior convertible notes and the exercise price of $2.70 per share for the warrants and without regard to the applicable stock ownership limitation, is 2,360,000, which includes (i) 2,000,000 shares issuable upon conversion of the $5 million senior convertible note held individually by each selling stockholder and (ii) 360,000 shares issuable upon exercise of the warrant held individually by each selling stockholder. This maximum number of 2,360,000 for each of the three selling stockholders, or 7,080,000 in aggregate, is less than the 13,650,000 shares we are required to register under the terms of the registration rights agreement. The additional shares are registered in the event that (a) the price adjustment provisions are triggered to lower the conversion price of the notes and/or the exercise price of the warrants, which could result in the issuance of a substantial number of additional shares to the selling stockholders  upon conversion of the notes or exercise of the warrants,  or
     (b) the assumptions used to calculate the number of interest shares issuable (which depends on the market price of our common stock during the five consecutive business days immediately preceding the applicable interest payment date) are incorrect and additional interest shares are issued.

Relationship With the Selling Stockholders

     Two of the selling stockholders, who together purchased two thirds of the notes and warrants executed on March 31, 2003, are affiliates of existing investors in our common stock. Smith Barney Fundamental Value Fund Inc. is an affiliate of Smith Barney Asset Management, which holds 4,866,508 shares of our common stock as of May 27, 2003, representing 19.7% of our common stock issued and outstanding as of that date. Heartland Group, Inc. is an affiliate of Heartland Advisors, Inc., which holds 3,439,900 shares of our common stock as of May 27, 2003, representing 13.9% of our common stock issued and outstanding as of that date.

     Except as described in this prospectus, neither the selling stockholders nor their affiliates have had any material relationship with us or any of our affiliates within the past three years.



                              PLAN OF DISTRIBUTION


     We are registering 13,769,048 shares of our common stock, of which up to 13,650,000 shares are issuable upon conversion or redemption of the convertible notes, as interest shares on the convertible notes and upon exercise of the warrants to permit the resale of these shares of common stock by the holders of the convertible notes and the warrants from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by any selling stockholder of the shares of common stock. We will bear all fees and expenses incident to our obligation to register the shares of common stock; provided, however, that a selling stockholder will pay all applicable underwriting discounts and selling commissions, if any.

     Any selling stockholder may sell all or a portion of our common stock beneficially owned by it and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the common stock is sold through underwriters or broker-dealers, the selling stockholder will be responsible for underwriting discounts or commissions or agent's commissions. The common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions,

     (1) on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale,

     (2) in the over-the-counter market,

     (3) in transactions otherwise than on these exchanges or systems or in the over-the-counter market,

     (4) through the writing of options, whether the options are listed on an options exchange or otherwise,

     (5) through the settlement of short sales;

     (6) through a combination of such methods of sale; or

     (7) through any other method permitted pursuant to applicable law.

     If a selling  stockholder  effects such  transactions  by selling shares of common stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling stockholder or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the common stock or otherwise, a selling stockholder may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the common stock in the course of hedging in positions they assume. A selling stockholder may also sell shares of common stock short and deliver shares of common stock covered by this prospectus to close out short positions. Each selling stockholder may also loan or pledge shares of common stock to broker-dealers that in turn may sell such shares. The selling stockholders may also elect to sell all or a portion of their common stock in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of Rule 144.

     Each selling stockholder may pledge or grant a security interest in some or all of the convertible notes, warrants or shares of common stock owned by it and, if it defaults in the performance of its secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act, amending, if necessary, the list of selling stockholders to include the pledgee, transferee or other successors-in-interest as selling stockholders under this prospectus. Each selling stockholder also may transfer and donate the shares of common stock in other circumstances in which case the transferees, donees, pledgees or other successors-in-interest will be the selling beneficial owners for purposes of this prospectus.

     Each selling stockholder and any broker-dealer participating in the distribution of the shares of common stock may be deemed to be "underwriters" within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed, to any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the shares of common stock is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of shares of common stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from each selling stockholder and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

     Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of common stock may not be sold unless the shares have been registered or qualified for sale in the state or an exemption from registration or qualification is available and is complied with.

     There can be no assurance that any selling stockholder will sell any or all of the shares of common stock registered pursuant to the shelf registration statement, of which this prospectus forms a part.

     Each selling stockholder and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act, and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of common stock by the selling stockholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market-making activities with respect to the shares of common stock. All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.

     We will pay all expenses of the registration of the shares of common stock pursuant to the registration rights agreement, estimated to be $76,000 in total, including, without limitation, Securities and Exchange Commission filing fees and expenses of compliance with state securities or "blue sky" laws; provided, however, that a selling stockholder will pay all applicable underwriting discounts and selling commissions, if any. We will indemnify the selling stockholders against liabilities, including some liabilities under the Securities Act, in accordance with the registration rights agreement, or the selling stockholders will be entitled to contribution. We may be indemnified by a selling stockholder against civil liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by the selling stockholder specifically for use in this prospectus, in accordance with the registration rights agreement, or we may be entitled to contribution. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares of our common stock against civil liabilities, including liabilities under the Securities Act.

     Once sold under the shelf registration statement, of which this prospectus forms a part, the shares of common stock will be freely tradable in the hands of persons other than our affiliates.


                                  LEGAL MATTERS


     Certain legal matters with respect to the securities offered pursuant to the registration statement, of which this prospectus forms a part, will be passed upon by White & Case LLP.

                                     EXPERTS


     The financial statements of Aphton Corporation appearing in Aphton Corporation's Annual Report (Form 10-K) for the year ended December 31, 2002 have been audited by Ernst & Young LLP, independent certified public accountants, as set forth in their reports thereon (which contain an explanatory paragraph describing conditions that raise substantial doubt about the Company's ability to continue as a going concern as described in Note 1 to the financial statements) included therein and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.


                       WHERE YOU CAN FIND MORE INFORMATION


     We are subject to the informational reporting requirements of the Exchange Act, and therefore we file reports, proxy statements and other information with the SEC. You may read and copy these reports and other information at the Public Reference Room maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. In addition, the SEC maintains a home page on the Internet (http://www.sec.gov) that contains certain reports and other information filed by us.


                     INCORPORATION OF DOCUMENTS BY REFERENCE


     The SEC allows us to "incorporate by reference" information from other documents that we file with them, which means that we can disclose important information by referring to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information.

     This prospectus incorporates by reference the documents listed below.

     o Our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2003 filed on May 15, 2003;
     o    Our  Definitive  Proxy  Statement  on Schedule  14A filed on April 28,
          2003;
     o Our Annual Report on Form 10-K for the year ended December 31, 2002 filed on March 31, 2003;
     o Our Current Reports on Form 8-K filed on February 7, 2003 and February 21, 2003; two Current Reports on Form 8-K filed on February 25, 2003; our Current Report on Form 8-K filed on March 6, 2003; two Current Reports on Form 8-K filed on April 1, 2003; our Current Report on Form 8-K filed on May 2, 2003 and May 21, 2003; and
     o The description of our common stock contained in our Registration Statement on Form 8-A, filed on January 30, 1998.

     We also incorporate by reference additional documents that we may file with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the entire time all of the shares of our common stock offered by this prospectus are sold. These include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

     We undertake to provide without charge to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of these filings, at no cost, by writing or telephoning us. Any requests should be directed to:

                               Aphton Corporation
                        80 S.W. Eighth Street, Suite 2160
                              Miami, Florida 33130
                               Tel: (305) 374-7338

     You should rely only on the information incorporated by reference or provided in this prospectus or any supplement. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of those documents.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.*

         SEC registration fee....................................$      5,669.83
         Legal fees and expenses.................................$     60,000.00
         Accounting fees and expenses............................$     10,000.00
         Miscellaneous...........................................$        330.17
                                                                  --------------
                  Total..........................................$     76,000.00
                                                                  ==============

* All amounts are estimated.

Item 15. Indemnification of Directors and Officers.

     Section 145 of the Delaware General Corporation Law (the "DGCL") permits the Company to indemnify any person who is or was a director, officer, employee and agent, or is or was serving at the request of the Company as a director, officer, employee or agent of another company, partnership, joint venture, trust or other enterprise (each an "Insider") against liability for each such Insider's acts taken in his or her capacity as an Insider in a civil action, suit or proceeding if such actions were taken in good faith and in a manner which the Insider reasonably believed to be in or not opposed to the best interests of the Company, and in a criminal action, suit or proceeding, if the Insider had no reasonable cause to believe his or her conduct was unlawful, including under certain circumstances, suits by or in the right of the Company for any expenses, including attorneys' fees, judgments, fines and amounts paid in settlements and for any liabilities which the Insider may have incurred in consequence of such action, suit or proceeding under conditions stated in said
Section 145. The Company's Certificate of Incorporation and By-Laws provide that the Company shall indemnify its directors and officers to the fullest extent authorized by the DGCL; provided, that the Company will not be required to indemnify any director or executive officer in connection with a proceeding initiated by such person, with certain exceptions.

     As permitted by Section 102(b)(7) of the DGCL, Article NINTH of the Company's Certificate of Incorporation provides that a director of the Company will not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders,
(ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, as amended, which concerns unlawful payments of dividends, stock purchases or redemption, or (iv) for any transaction from which the director derived an improper personal benefit.

     The Company's Certificate of Incorporation permits the Company to secure insurance on behalf of any director, officer, employee or agent of the Company or another Company, partnership, joint venture, trust or other enterprise for any liability arising out of his or her actions in such capacity, regardless of whether the Company would have the power to indemnify such person against such liability under the DGCL.

Item 16. Exhibits.


 Exhibit No.                      Description

     4.1       Amended  and  Restated  Certificate  of  Incorporation  of Aphton
               Corporation.

     4.2 Specimen of Common Stock Certificate (incorporated by reference to Exhibit 4.1 to the Registrant's Registration Statement on Form 8-A filed on January 30, 1998).

     4.3 Securities Purchase Agreement, dated as of March 31, 2003, among Aphton Corporation and the selling stockholders (incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K filed on April 1, 2003).

     4.4 Registration Rights Agreement, dated as of March 31, 2003, among Aphton Corporation and the selling stockholders (incorporated by reference to Exhibit 4.2 to the Registrant's Current Report on Form 8-K filed on April 1, 2003).

     4.5 Form of Senior Convertible Note issued by Aphton Corporation to the selling stockholders on March 31, 2003 (incorporated by reference to Exhibit 4.3 to the Registrant's Current Report on Form 8-K filed on April 1, 2003).

     4.6 Form of Warrant to purchase common stock issued by Aphton Corporation to the selling stockholders on March 31, 2003 (incorporated by reference to Exhibit 4.5 to the Registrant's Current Report on Form 8-K filed on April 1, 2003).

     5.1       Opinion of White & Case LLP.

     23.1      Consent of  independent  certified  public  accountants,  Ernst &
               Young LLP.

     23.2      Consent of White & Case LLP  (included in their  opinion filed as
               Exhibit 5.1 hereto).

     24.1      Power  of  Attorney   (included  on   signature   pages  of  this
               Registration Statement).

Item 17. Undertakings.

(a)  The undersigned Registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

          (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933 (the "Securities Act");

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

         (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

          provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to
          Section 13 or 15(d) of the Exchange Act that are incorporated by reference in the Registration Statement.

     (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the
     Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(d)  The undersigned Registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

     (2) For the purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, New York, on the 28th day of May, 2003.

                           APHTON CORPORATION


                           By:  /S/ PHILIP C. GEVAS
                              -------------------------------------------------
                                Philip C. Gevas
                                Chairman, President and Chief Executive Officer



                                POWER OF ATTORNEY

     KNOW ALL PERSONS BY THESE PRESENTS, each person whose signature appears below constitutes and appoints Philip C. Gevas and Frederick W. Jacobs as his true and lawful attorneys-in-fact, each acting alone, with full power of substitution and resubstitution, for such person and in his name, place and stead in any and all capacities, to sign any or all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully for all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each of said attorneys-in-fact, or their substitute or substitutes, may do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



                Signature                             Title                        Date
                ---------                             -----                        ----
/S/  PHILIP C. GEVAS                        Chairman, President and Chief       May 28, 2003
--------------------------------------           Executive Officer
     Philip C. Gevas


/S/  WILLIAM A. HASLER                      Vice Chairman of the Board,         May 28, 2003
--------------------------------------        Director and Co-Chief
     William A. Hasler                         Executive Officer


/S/  NICHOLAS JOHN STATHIS                             Director                 May 28, 2003
--------------------------------------
     Nicholas John Stathis

                                                       Director
--------------------------------------                                          ------------
Georges Hibon

                                                       Director
--------------------------------------                                          ------------
Robert S. Basso


/S/  FREDERICK W. JACOBS                    Vice President, Chief Financial     May 28, 2003
--------------------------------------        Officer, Treasurer and Chief
     Frederick W. Jacobs                           Accounting Officer
